

O'MELVENY & MYERS LLP

BEIJING	1625 Eye Street, NW	NEW YORK
BRUSSELS	Washington, D.C. 20006-4001	SAN FRANCISCO
CENTURY CITY	TELEPHONE (202) 383-5300	SHANGHAI
HONG KONG	FACSIMILE (202) 383-5414	SILICON VALLEY
LONDON	www.omm.com	SINGAPORE
LOS ANGELES		TOKYO
NEWPORT BEACH		

February 27, 2012

OUR FILE NUMBER
923360-001

WRITER'S DIRECT DIAL
(202) 383-5418

WRITER'S E-MAIL ADDRESS
mdunn@omm.com

VIA E-MAIL

Mr. Duc Dang
U.S. Securities and Exchange Commission
Division of Corporation Finance
Attention: Mr. Duc Dang
100 F Street, NE
Washington, DC 20549

Re: ***Fundrise 1351 H Street, LLC ("Fundrise" or the "Company")***
Amendment No. 1 to Regulation A Offering Statement on
Form 1-A Filed December 9, 2011
File No. 024-10313

Dear Mr. Dang:

We are responding to comments received from the staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**SEC**") by email dated January 5, 2012 regarding Fundrise's Regulation A Offering Statement on Form 1-A referenced above. For your convenience, Fundrise's responses are prefaced by the Staff's corresponding comment in italicized text.

Unless stated otherwise, the terms "we", "us", "our", "Fundrise", "Company", "Management", or similar terms collectively refer to Fundrise 1351 H Street, LLC.

Part I

Item 5. Unregistered Securities Issued or Sold Within One Year

1. *Please disclose the consideration your parent contributed in exchange for the Class A membership units it received.*

   Response: In response to the Staff's comment, Fundrise has revised its response to Item 5 to indicate that Fundrise Fund LLC contributed $490,385 in exchange for the Class A Membership Units it received.

2. *Please provide the "names and identities of the persons" that were issued the Class B*

Membership Units of your parent. Please refer to Part I, Item 5(b)(4) of Form 1-A.

Response: In response to the Staff's comment, Fundrise has revised its response to Item 5 to include the names and identities of the persons that were issued Class B Membership Units in Fundrise Fund LLC.

Part II

Item 1. Cover Page

3. *Please revise to very briefly identify the material risks associated with a purchase of your securities.*

   Response: In response to the Staff's comment, Fundrise has revised the disclosure on the cover page to include material risks involved in the purchase of Fundrise's securities, with a cross-reference to a further discussion in the prospectus under the caption "Risk Factors."

Offering Circular Summary, page 1

The Offering, page 2

4. *Here and in your risk factors section, please revise to clarify that you will not provide investors with any liquidity options, like a redemption program, if true.*

   Response: In response to the Staff's comment, Fundrise has provided disclosure in this section and in the "Risk Factors" section to make clear that Fundrise will not provide investors with any liquidity options.

5. *Here and in your risk factors section, please revise to clarify that you are not required to provide disclosure pursuant to the Exchange Act of 1934.*

   Response: In response to the Staff's comment, Fundrise has provided disclosure in this section and in the "Risk Factors" section to make clear that Fundrise is not required to provide disclosure pursuant to the Securities Exchange Act of 1934.

Description of the Company's Business, page 13

6. *Please disclose the rental rates used in assuming the annual net lease payment. Also, disclose the reasonable basis for such rate and clarify whether the ultimate use will impact the rate charged.*

   Response: In response to the Staff's comment, Fundrise has revised the disclosure to include the $27.88 per square foot annual rental rate used in assuming the annual net lease payment and whether the ultimate use of the property will impact the rate charged.

7. *Please disclose the calculation used to arrive at the forecasted dividend/free cash flow.*

Discuss the estimates for expenses that were incorporated into the calculation and the reasonable basis for such estimates.

Response: In response to the Staff's comment, Fundrise has revised the disclosure to include the calculation used to arrive at the forecasted dividend/free cash flow. The disclosure also has been revised to present the expense estimates that were incorporated into that calculation and the bases for those estimates.

8. *Please disclose the reasonable basis for the lease rental increases included with the forecast.*

Response: In response to the Staff's comment, Fundrise has revised the disclosure under "Key Financial Highlights" to disclose that the lease rental increases included with the forecast is based on Management's experience in the retail real estate industry and is meant to take into account inflation, which has averaged 3% over the last 50 years.

9. *Please disclose how the variable rate for the loan is determined. Also, please clarify if there is an extension provision included in the current note.*

Response: In response to the Staff's comment, Fundrise has revised the disclosure to include how the variable rate for the Note is determined and has clarified that there are no extension provisions included in the Note.

10. *Please disclose how the debt service coverage ratio is calculated.*

Response: In response to the Staff's comment, Fundrise has revised the disclosure to include the calculation of the debt service coverage ratio.

11. *We note that you performed supplemental groundwater tests at 1351 H Street and found that the results were "above Ground Water Quality Standards." Please define and discuss Ground Water Quality Standards and the ramifications of the groundwater on your property not testing within the acceptable standards. In your revised disclosure, please discuss whether a loss contingency exists, and the likelihood of loss from that contingency. To the extent that the loss is probable and reasonably estimable, an accrual should be made. To the extent that the loss is reasonably possible, please disclose an estimate of the range of possible loss or a statement that such an estimate cannot be made. Refer to ASC 450-20.*

Response: The disclosure in the initial filing was incorrect and has since been revised accordingly. The results of Fundrise's groundwater test results were below both the DC Risk- Based Corrective Action Levels and the Ground Water Quality Standards. The disclosure has been revised to accurately discuss these matters.

The Manager, page 15

12. *Please revise to discuss the manager's operating history.*

Response: In response to the Staff's comment, Fundrise has revised the disclosure to include a discussion of the Manager's operating history.

13. *Please revise to define your use of the term "initial development."*

Response: In response to the Staff's comment, Fundrise has revised its Operating Agreement and the disclosure to limit the term of the "initial development" to the first 12 months of the development of the Property.

14. *Please revise to clarify whether the "prevailing market rate" that may be paid to WestMill for asset management is in addition to the 1% asset management fee included in the fee schedule.*

Response: WestMill Capital will receive a 1% asset management fee. This fee is set forth in the fee schedule. In addition, Fundrise has revised the disclosure to indicate that WestMill may perform other services outside the scope of the activities set forth in the fee schedule, for which WestMill would receive fees at the prevailing market rate. Prevailing market rates are determined by Management based on industry standards and expectations of what Management would be able to negotiate with a third party on an arm's length basis.

Management of Property, page 16

15. *Please disclose the use and how long the tenants have occupied the properties listed in your comparable rents table. Also, please update the rental data, if possible, and identify the data source.*

Response: In response to the Staff's comment, Fundrise has revised the disclosure to refer only to unoccupied buildings and has provided the source of such information (Loopnet.com). Loopnet.com is a free, publicly available resource that is unaffiliated with the Company.

Management, page 23

16. *Please disclose the years Messrs. Miller and Miller were associated with the entities identified in their biographies.*

Response: In response to the Staff's comment, Fundrise has revised the disclosure to include the dates in which Messrs. Miller and Miller were associated with the entities identified in their biographies.

Relationship of the Manager of Our Manager, page 24

17. *You disclose that each Miller brother owns 50% of your manager's membership interest. Please reconcile the noted disclosure with your disclosure on page 33 referring to other equity partners with the consolidated balance of $212,500.*

Response: In response to the Staff's comment, Fundrise has revised the disclosure in order to clarify that each Miller brother owns 50% of the membership interests of the Manager's manager, Fundrise Fund Manager, LLC.

Plan of Distribution, page 28

18. *Please tell us if you consider the website to constitute sales materials described by Rule 256 of Regulation A. Also, please tell us if information regarding this offering will be included with the "crowdsourcing" solicitation prior to qualification.*

Response: The website is not yet completed or available to the public. Fundrise believes that the website, once publicly available, will constitute sales materials as described by Rule 256 of Regulation A. As such, Fundrise hereby undertakes to provide screenshots of the website to the Staff once they are complete.

The "crowdsourcing" function described in connection with Fundrise's business plan is only in connection with gathering input from the public with regard to what type of tenant should ultimately occupy the Property. The "crowdsourcing" function will not include information regarding the offering prior to qualification.

Index to Financial Statements, page 31

19. *Please revise to include statements of changes in cash flows and stockholders' equity as required by Part F/S of Regulation A.*

Response: An audit of the financial statements has been completed since Fundrise's receipt of received the Staff's comments. The financial statements have been revised accordingly and in accordance with the Staff's comment.

Income Statement Detail -- Fundrise 1351 H Street LLC, page 37

20. *Please clarify to us what period has been included in the income statement detail. The results of operations should include activity from September 12, 2011 (date of inception) through the period end, not just the month ended October 31, 2011.*

Response: The period that has been included is from inception at September 12, 2011 to the period ended December 31, 2011.

21. *Please provide footnote disclosure to describe the charges labeled "Professional Fee –Other Service," as this constitutes a significant portion of your operating expense.*

Response: The disclosure has been revised accordingly.

* * *

We appreciate the Staff's comments and request the Staff contact Bjorn Hall of O'Melveny & Myers LLP at (202) 383-5415 or (202) 383-5414 (facsimile) or the undersigned at (202) 383-5418 or (202) 383-5414 (facsimile) with any questions or comments regarding this letter.

Sincerely,

Martin P. Dunn
of O'MELVENY & MYERS LLP

Attachments

cc: Benjamin S. Miller
Manager, Fundrise Fund Manager, LLC

Daniel S. Miller
Manager, Fundrise Fund Manager, LLC

Bjorn J. Hall

OMM_US:70628945.1